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                              May 1, 2020

       David Obstler
       Chief Financial Officer
       Datadog, Inc.
       620 8th Avenue, 45th Floor
       New York, NY 10018

                                                        Re: Datadog, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            File No. 001-39051

       Dear Mr. Obstler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Factors Affecting Our Performance, page 38

   1. We note that your results of operations are impacted, in part, by your ability to retain and grow your existing
customers. Please tell us what measures are used to evaluate the success of your
land-and-expand business model and what consideration you have given to including a
quantified discussion of such metrics for each period presented. In this regard, we note you
previously provided a dollar-based net retention rate. Refer to Item
                                                        303(a)(3) of Regulation
S-K and Section III.B.1 of SEC Release No. 33-8350. Refer also to SEC Release
33-10751.
 David Obstler
FirstName LastNameDavid Obstler
Datadog, Inc.
Comapany NameDatadog, Inc.
May 1, 2020
Page 2
May 1, 2020 Page 2
FirstName LastName
2. Please expand your disclosure to explain how management uses the measure of the number of customers with ARR greater than $100,000 to analyze the business and why disclosing this information is useful to investors. Also, to add further context to such measure, please disclose the percentage of ARR generated from this subset of customer for each period presented.
Results of Operations, page 42

3. You state that revenue was primarily due to growth from existing customers with the remaining attributable to new customers. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to quantify the contribution of each identified factor and remove any vague terms such as "primarily" in favor of specific quantification. Refer Section III.D of Release No. 33-6835.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology